United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, DC 20549

Attention: Mr. Jim B. Rosenberg

February 10th, 2006

VIA EDGAR

Re:	Response to SEC Comments:

BioProgress Plc (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2004

File No: 000-50994

Dear Mr. Rosenberg:

Further to your letter dated February 2, 2006, the Company intends to amend the Item 15 disclosure made in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”) in response to your comments.

Enclosed with this letter is a marked version of the Company’s proposed amendment to the Item 15 disclosure. The version is marked to show changes from the language included in the Form 20-F.

The new language is intended to better clarify the fact that at the time the Company made the Item 15 disclosure in the Form 20-F, the Company was investigating certain concerns as to the Company’s internal controls and procedures generally (and in particular expenditure controls) under prior management. Not having had the benefit of completing this review by the time the Form 20-F was filed, the principal executive officer and I were concerned that any irregularities in the Company’s general control environment and procedures might have had an adverse impact on the Company’s disclosure controls and procedures requiring Item 15 disclosure, which is why we indicated that the disclosure controls and procedures in place at the Company under prior management were not necessarily adequate. As our proposed amendment to Item 15 indicates, completion of the enquiry into the Company’s internal controls and procedures revealed no irregularities that would have had a material effect on the Company’s disclosure controls and procedures or on its financial statements.

Please feel free to contact me at +44-7940 913233 with any questions or comments on the proposed amendment.

Yours sincerely

/s/ Daniel T Farrow
Daniel T Farrow
Chief Financial Officer